Exhibit 99.2

ACKNOWLEDGEMENT AND CONFIRMATION

THIS ACKNOWLEDGEMENT AND CONFIRMATION is made as of the 27th day of October, 2011 (the “Effective Date”) between Penn West Petroleum Ltd. (the “Borrower”), the Lenders signatories hereto and Canadian Imperial Bank of Commerce, as Agent, Swing Line Lender and Fronting Lender (the “Agent”).

WHEREAS the Borrower entered into an amended and restated credit agreement dated June 27, 2011 (the “Credit Agreement”) among the Borrower, the lenders party thereto (collectively, the “Lenders”) and Canadian Imperial Bank of Commerce, as administrative agent for the Lenders;

AND WHEREAS pursuant to Section 3.2 of the Credit Agreement, the Borrower wishes to increase the Commitment Amount from $2,250,000,000 to $2,750,000,000;

AND WHEREAS the consent of a Lender is required in order to increase its Individual Commitment Amount;

AND WHEREAS the consent of the Agent, the Swing Line Lender and the Fronting Lender is required to any such increase;

AND WHEREAS an increase in Commitment Amount under such Section 3.2 is conditional on the Borrower providing the Agent with certain documentation required pursuant to such Section;

NOW THEREFORE in consideration of the mutual covenants and agreements herein set forth and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.	The Borrower acknowledges and agrees to increase the Commitment Amount to $2,750,000,000 pursuant to Section 3.2 of the Credit Agreement.

2.	The Borrower represents and warrants that no Default or Event of Default has occurred and is continuing or would result from the increase in the Commitment Amount as set forth herein and that it has provided to the Agent each of the documents required to be delivered by it pursuant to Section 3.2 of the Credit Agreement.

3.	The Borrower agrees to pay to each Lender that increases its Individual Commitment Amount a commitment fee equal to [Amount of Fee has been redacted] multiplied by the amount that its Individual Commitment Amount has increased, with such fee being due and payable on the Effective Date.

4.	Each Lender that is a signatory hereto agrees that its Individual Commitment Amount is hereby increased to the amount set forth in Schedule A hereto.

5.	This Acknowledgement and Confirmation is a Document for purposes of the Credit Agreement.

6.	Capitalized terms used herein and not otherwise defined shall have the meaning ascribed to them in the Credit Agreement.

7.	This Acknowledgement and Confirmation shall be governed by the laws of the Province of Alberta.

8.	This Acknowledgement and Confirmation may be executed in any number of counterparts (including by facsimile or other electronic delivery) and by different parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

9.	The provisions of this Acknowledgement and Confirmation shall be binding upon each of the parties hereto and their respective successors and assigns and shall enure to the benefit of each of the Borrower, the Agent and the Lenders and their respective successors and assigns.

- signature pages follow -

IN WITNESS WHEREOF each of the undersigned has duly executed this Acknowledgement and Confirmation effective as of the date first written above.

PENN WEST PETROLEUM LTD.

Per:	“Signed”
Name:
Title:

Each of the undersigned Lenders agrees to increase its Individual Commitment Amount as set forth in Schedule A hereto effective as of the Effective Date.

CANADIAN IMPERIAL BANK OF COMMERCE

Per:	“Signed”
Name:
Title:

Per:	“Signed”
Name:
Title:

BANK OF MONTREAL

Per:	“Signed”
Name:
Title:

Per:	“Signed”
Name:
Title:

THE BANK OF NOVA SCOTIA

Per:	“Signed”
Name:
Title:

Per:	“Signed”
Name:
Title:

ROYAL BANK OF CANADA

Per:	“Signed”
Name:
Title:

Per:
Name:
Title:

THE TORONTO-DOMINION BANK

Per:	“Signed”
Name:
Title:

Per:	“Signed”
Name:
Title:

CITIBANK, N.A., CANADIAN BRANCH

Per:	“Signed”
Name:
Title:

Per:
Name:
Title:

HSBC BANK CANADA

Per:	“Signed”
Name:
Title:

Per:	“Signed”
Name:
Title:

SUMITOMO MITSUI BANKING CORPORATION OF CANADA

Per:	“Signed”
Name:
Title:

Per:
Name:
Title:

ALBERTA TREASURY BRANCHES

Per:	“Signed”
Name:
Title:

Per:	“Signed”
Name:
Title:

BANK OF TOKYO-MITSUBISHI UFJ (CANADA)

Per:	“Signed”
Name:
Title:

Per:
Name:
Title:

CAISSE CENTRALE DESJARDINS

Per:	“Signed”
Name:
Title:

Per:	“Signed”
Name:
Title:

UNION BANK, CANADA BRANCH

Per:	“Signed”
Name:
Title:

Per:	“Signed”
Name:
Title:

CANADIAN WESTERN BANK

Per:	“Signed”
Name:
Title:

Per:	“Signed”
Name:
Title:

The foregoing increase in the Commitment Amount under the Credit Agreement and the increase of the Individual Commitment Amount of each of the Lenders listed above has been consented to by the Agent, the Swing Line Lender and the Fronting Lender effective as of the date first written above.

CANADIAN IMPERIAL BANK OF COMMERCE, in its capacity as Agent, Swing Line Lender and Fronting Lender

Per:	“Signed”
Name:
Title:

Per:	“Signed”
Name:
Title:

Schedule A to the Acknowledgement and Confirmation dated October 27, 2011

Lender	Original Commitment Amount (CDN.$)	New Individual Commitment Amount (CDN.$)
Canadian Imperial Bank of Commerce	[Redacted]	[Redacted]
Bank of Montreal	[Redacted]	[Redacted]
The Bank of Nova Scotia	[Redacted]	[Redacted]
Royal Bank of Canada	[Redacted]	[Redacted]
The Toronto-Dominion Bank	[Redacted]	[Redacted]
Citibank, N.A., Canadian Branch	[Redacted]	[Redacted]
HSBC Bank Canada	[Redacted]	[Redacted]
Bank of America, N.A., Canada Branch	[Redacted]	[Redacted]
BNP Paribas (Canada)	[Redacted]	[Redacted]
JPMorgan Chase Bank, N.A. Toronto Branch	[Redacted]	[Redacted]
Sumitomo Mitsui Banking Corporation of Canada	[Redacted]	[Redacted]
Alberta Treasury Branches	[Redacted]	[Redacted]
Bank of Tokyo-Mitsubishi UFJ (Canada)	[Redacted]	[Redacted]
Caisse Centrale Desjardins	[Redacted]	[Redacted]
National Bank of Canada	[Redacted]	[Redacted]
Société Génerale (Canada Branch)	[Redacted]	[Redacted]
Union Bank, Canada Branch	[Redacted]	[Redacted]
Canadian Western Bank	[Redacted]	[Redacted]
Export Development Canada	[Redacted]	[Redacted]
United Overseas Bank Limited	[Redacted]	[Redacted]
Total:	$2,250,000,000	$2,750,000,000